Exhibit 10.1

Organovo, Inc. 440 Stevens Avenue, Suite 200 Solana Beach, CA 92075

December 28, 2020

Dear Tom,

On behalf of Organovo Inc., (“Organovo”) it is our great pleasure to extend you an offer of employment as General Counsel and Corporate Secretary of Organovo and Organovo Holdings, Inc. (the “Company”), contingent on approval by the Company’s Board of Directors (the “Board”), reporting to Keith Murphy, Principal Executive Officer. In making this offer, we are expressing our enthusiastic support for the skills and commitment you will bring to our exciting team. We are pleased to offer you the following.

We are pleased to offer you the following:

Salary: Your base salary for this exempt position will be $360,000 per year, paid bi-weekly and subject to deductions and income tax withholding as required by law or the policies of the Company. Future increases will be considered by the Compensation Committee in its review or executive compensation. You will be considered an exempt employee. Any future increases will be awarded on an annual basis based upon performance.

Bonus: You are eligible to participate in Organovo’s Bonus Plan, with a target incentive of 40% of the portion of your annual base salary actually paid by Organovo; however, the actual bonus received will be based upon the Company’s performance and the achievement of both corporate and individual goals each fiscal year. Bonus payments will be subject to required deductions and withholdings and are calculated as a proportion of annual W-2 earnings. The Company’s Compensation Committee shall have the sole discretion to determine whether you have earned any bonus set forth in this paragraph, and if so, the amount of any such bonus.

At Organovo, our salary merit increases, potential bonus amounts, and annual equity grants are based upon the assumption that an employee has provided services to the Company for the entire fiscal year. Therefore, if you join Organovo at any time between April 1st and March 31st of any fiscal year, your potential salary merit increase, potential bonus, and equity grants, if any are awarded, will be prorated for the actual amount of service you provide during the fiscal year. If you join Organovo in the fourth quarter of Organovo’s fiscal year (between Jan 1st and March 31st), you will not be eligible to participate in the annual performance review cycle for that fiscal year, and will not receive any salary increase, bonus, or equity increases in that fiscal year.

Equity Package: In addition, subject to approval by the Board's Compensation Committee after your start date, we are pleased to offer you a Stock Option Award (the "Stock Option"). The Stock Option will be exercisable for 35,000 shares of the Company's common stock (the "Option Shares") (equal to approximately 0.3% of the Company's outstanding common stock as of the date of grant. The exercise price for the Option Shares will be set at the closing market price of the Company's common stock on the Nasdaq Stock Market on the date the Compensation Committee approves the grant.  One-fourth (1/4th)  of the Option Shares will vest one year from your start date at the Company (the "Vesting Commencement  Date"), and the remaining Option Shares will vest on a quarterly basis thereafter over a period totaling four years from the Vesting Commencement Date, subject to your continuous service through such date.

Severance and Change in Control: You are eligible to participate in the Company's Severance and Change in Control Arrangement (the "Arrangement”).  In the event of a Change in Control, you will be eligible for 12 months of severance (contingent upon you signing a severance, release and waiver agreement) after you have worked at least 6 months for Organovo. In the event your employment is terminated, you are eligible for 9 months of severance. This Arrangement has been approved by the Compensation Committee of the Board and may be modified by the Compensation Committee of the Board in the future.

Benefits: Organovo provides eligibility for group medical, dental and vision insurance plans for employees and their dependents.

Should you be eligible for and accept Organovo benefits, they become effective on the first of the month following date of hire. Organovo also has a 401(k) retirement plan with a company specified match, and a Section 125 plan allowing employees to have a health care spending account and a dependent care spending account. These latter items allow employees to make contributions with pre-tax dollars. Finally, Organovo also offers long term disability, accidental death & dismemberment and life insurance (at one times your annual base salary) fully paid for by the Company.

Time Off: Total Personal Time Off (“PTO”) is accrued at a rate of 5.24 hours per pay period for new hires, which is equivalent to seventeen (17) days for a full-time employee on an annual basis. PTO will increase over time per company policy. We also offer 8 paid holidays.

Start Date: Should you find our offer attractive, we would like your start date to be January 1, 2021.

This employment offer is contingent upon you signing our Employee Confidentiality Agreement providing legally required evidence of your right to work in the United States as well as Organovo’s successful completion of your references and background check. In consideration of your employment, you also agree to conform to the policies and standards of the Company.

Your employment will be “at-will” and either party may terminate the relationship at any time with or without cause and with or without notice.

By your signature below, you acknowledge that you will be an exempt employee and this offer letter supersedes any prior Offer Letters provided to you by the Company, and represents the entire agreement between you and Organovo, and that no verbal or written agreements, promises or representations that are not specifically stated in this offer, are or will be binding upon Organovo. Any additions or modifications of these terms must be in writing and signed by you and Organovo’s General Counsel. On the first day of employment, you will be required to provide the Company with the legally required proof of your identity and authorization to work in the United States. Also, as a new hire, your performance will be reviewed after 30, 60, and 90 days, and after each time your continued employment will be evaluated. This trial period does not in any way modify the at-will status of your employment relationship with the company.

We hope that you'll accept this offer and look forward to welcoming you aboard! Please feel free to contact me if you have any questions.

Sincerely,

Chris Heberlig

President & Chief Financial Officer

To accept this job offer:

•	Sign and date this job offer letter where indicated below.
•

Return a signed and dated document back within 5 days of the date of this letter. A copy of the document should be retained for your records. The document should be scanned and returned electronically to HR@organovo.com.

Accept Job Offer

By signing and dating this offer letter, I, Tom Jurgensen, accept this offer of employment from Organovo, Inc.

Signature:	Date: